UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

On Deck Capital, Inc.

(Name of Issuer)

COMMON STOCK, $0.005 PAR VALUE PER SHARE

(Title of Class of Securities)

682163100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Sapphire Ventures Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power* 5,686,354

		6.	Shared Voting Power* 0

		7.	Sole Dispositive Power* 5,686,354

		8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 5,686,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 8.1%

12.	Type of Reporting Person (See Instructions) PN

*	See Item 4 below.

CUSIP No. 682163100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Sapphire Ventures (GPE) I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power* 5,686,354

		6.	Shared Voting Power* 0

		7.	Sole Dispositive Power* 5,686,354

		8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 5,686,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 8.1%

12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

CUSIP No. 682163100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Nino Nikola Marakovic

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power* 5,686,354

		6.	Shared Voting Power* 0

		7.	Sole Dispositive Power* 5,686,354

		8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 5,686,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 8.1%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

Item 1.

(a)	Name of Issuer On Deck Capital, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 1400 Broadway, 25th Floor New York, NY 10018

Item 2.

(a)

Name of Person(s) Filing

This statement is being filed by Sapphire Ventures Fund I, L.P. (“Fund I”); Sapphire Ventures (GPE) I, L.L.C. (“Sapphire GP”), which is the general partner of Fund I; and Nino Nikola Marakovic (“Marakovic”), who is a managing member of Sapphire GP. The persons named in this paragraph are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	Address The address of the principal business office of the Reporting Persons is 3408 Hillview Avenue, Bldg. 5, Palo Alto, CA 94304.
(c)

Citizenship

Fund I is a limited partnership organized under the laws of the State of Delaware. Sapphire GP is a limited liability company organized under the laws of the State of Delaware. Marakovic is an individual who is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, $0.005 par value per share (the “Common Stock”)
(e)	CUSIP Number 682163100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Fund I is the record holder and beneficially owns 5,686,354 shares of Common Stock .

As the general partner of Fund I, Sapphire GP may be deemed to beneficially own the 5,686,354 shares of Common Stock beneficially owned by Fund I.

In his capacity as a managing member of Sapphire GP, Marakovic may be deemed to beneficially own the 5,686,354 shares beneficially owned by Fund I. Marakovic specifically disclaims beneficial ownership of such shares and nothing contained in this report shall be deemed to be an admission to the contrary.

(b)	Percent of class:

Fund I, Sapphire GP and Marakovic may be deemed to beneficially own 5,686,354 shares of Common Stock which represent 8.1% of the Common Stock of the Issuer. The percent of class was calculated based on 69,974,770 outstanding shares of Common Stock as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2015.

(c)	Number of shares as to which each person has:

Reporting Person	(i)	(ii)	(iii)	(iv)

Sapphire Ventures Fund I, L.P.	5,686,354	0	5,686,354	0
Sapphire Ventures (GPE) I, L.L.C.	5,686,354	0	5,686,354	0
Nino Nikola Marakovic	5,686,354	0	5,686,354	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 2 and Item 4. Sapphire Ventures, LLC, the management company affiliate of Sapphire GP, is a registered investment adviser and acts as an investment adviser to certain private investment limited partnerships, including Fund I.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

SAPPHIRE VENTURES FUND I, L.P.

By:	Sapphire Ventures (GPE) I, L.L.C., its General Partner

	By:	/s/ Dave Hartwig
	Name:	Dave Hartwig
	Title:	Managing Member

	By:	/s/ Jayendra Das
	Name:	Jayendra Das
	Title:	Managing Member

SAPPHIRE VENTURES (GPE) I, L.L.C.

	By:	/s/ Dave Hartwig
	Name:	Dave Hartwig
	Title:	Managing Member

	By:	/s/ Jayendra Das
	Name:	Jayendra Das
	Title:	Managing Member

NINO NIKOLA MARAKOVIC

/s/ Nino Nikola Marakovic